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                          August 26, 2022

       Liyuan Woo
       Chief Financial Officer
       The Beauty Health Company
       2165 Spring Street
       Long Beach, CA 90806

                                                        Re: The Beauty Health
Company
                                                            Registration
Statement on Form S-3
                                                            Filed August 24,
2022
                                                            File No. 333-267051

       Dear Ms. Woo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brent T. Epstein, Esq.